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davidhearth@paulhastings.com

November 6, 2020

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Raymond Be

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. Raymond Be of the staff of the Securities and Exchange Commission (the “Staff”) on October 13, 2020, with respect to the Registrant’s Post-Effective Amendment No. 100 (the “Amendment”), which contained proposed disclosure related to a new series of the Registrant, designated the PartnerSelect Oldfield International Value Fund (the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed on or about the same date as the filing of this response letter. As requested by the Staff, to the extent that a comment about the Fund applies to other sections of the Amendment, we have applied that comment to each applicable section. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

Summary Prospectus

1.	Please include the Fund’s completed Fees and Expenses table in the revised post-effective amendment.

Comment accepted. The Registrant has included the completed table on page 2 of the revised prospectus.

2.	Please explain to the Staff how the Registrant estimated “Other Expenses” in the completed Fees and Expenses table and determined that they are reasonable.

Other Expenses are estimated based on the experience of the Fund’s investment adviser and administrator with other start-up funds.

3.

Please remove the first paragraph of the “Principal Strategies” section and the reference to “proven” managers in the second paragraph, as those portions do not describe the investment strategies of the Fund. The Registrant may, however, include that disclosure later in the prospectus in response Item 9 of Form N-1A.

Comment accepted. The Registrant responds by moving that disclosure to page 10 of the statutory prospectus and revising the disclosure as follows in the summary prospectus:

~~Litman Gregory Fund Advisors, LLC, the advisor to the Fund, believes that it is possible to identify investment managers to serve as sub-advisors who, over a market cycle, have a greater potential to deliver superior returns for a Fund relative to their peer groups. Litman Gregory also believes it can identify sub-advisors whose portfolio managers are skilled stock pickers and who it believes should outperform a relevant benchmark over a market cycle. Litman Gregory defines a “market cycle” as the movement from a period of increasing prices and strong performance, or bull market, through a period of weak performance and falling prices, or bear market, and back again to new strength. The term of a full market cycle can vary from three to five years or as long as five to ten years.~~

~~Based on these beliefs, the Fund’s strategy is to engage a proven manager as sub-advisor (the “manager” or “sub-advisor’), with the manager investing~~ The Fund invests in the securities of companies with market capitalizations of $10 billion or greater that the subadvisor to the Fund (the “manager” or “sub-advisor”) believes have strong appreciation potential. Under normal market conditions, the ~~sub-advisor manages a~~ Fund’s portfolio is typically composed of between 25 to 30 stocks.

4.	In the “Principal Strategies” section, please explain the meaning of “organized or located outside of the United States.”

Comment accepted. The Registrant has revised that disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of value companies

~~organized or located~~ domiciled outside ~~of~~ the United States, or having the majority of their assets located in or deriving a majority of their operating income from countries outside the United States . . .

5.	In the “Principal Strategies” section, please define “mid- to large-sized companies.”

Comment accepted. The Registrant has revised that disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of value companies domiciled outside the United States, or having the majority of their assets located in or deriving a majority of their operating income from countries outside the United States, mostly mid- to large-sized companies (i.e., companies with a market capitalization of greater than $10 billion~~, as measured by market capitalization~~ at the time of acquisition), including companies located in emerging markets.

6.

The “Principal Strategies” section includes disclosure stating that “[v]alue stocks are those that are believed to be undervalued in comparison to their peers due to temporary adverse market or industry or business developments that result in a stock trading at a discount to estimated long-term intrinsic value.” Please explain the meaning of “long-term intrinsic value” and how it is determined by the sub-advisor.

Comment accepted. The Registrant has revised that disclosure as follows:

Value stocks are those that are believed to be undervalued in comparison to their peers due to temporary adverse market, ~~or~~ industry or business developments that result in a stock trading at a discount to estimated long-term intrinsic value, which is determined by the sub-advisor and measured using traditional financial metrics such as low price-to-earnings, price-to-cash-flow, and/or price-to-book ratios.

7.

The “Principal Risks” section includes a risk entitled “Smaller Companies Risk,” which states that the Fund “may invest a portion of its assets in the securities of smaller and mid-sized companies.” Please add disclosure relating to the risks associated with mid-sized companies and consider removing the disclosure regarding smaller companies risk if the Fund’s principal investment strategies do not include investments in those companies.

Comment accepted. The Fund’s principal investment strategies will focus on mid- and large-sized companies. Accordingly, the Registrant has revised that disclosure as follows on page 4 of the prospectus:

~~Smaller~~ Mid-Sized Companies Risk. The Fund may invest a portion of its assets in the securities of ~~smaller and~~ mid-sized companies. Securities of ~~smaller~~ these companies are generally more volatile and less liquid than the securities of large-cap companies. This is because ~~small- and~~ mid-cap companies may be more reliant on a few products, services or key personnel than large-cap companies, which can make it riskier than investing in larger companies with more diverse product lines and structured management.

The Registrant has also revised the equivalent disclosure on page 9 of the prospectus as follows:

~~Smaller~~Mid-Sized Companies Risk	Securities of companies with ~~smaller~~ mid-sized market capitalizations are generally more volatile and less liquid than the securities of large-capitalization companies. ~~Small-~~ Mid-sized companies may be more reliant on a few products, services or key personnel, which can make it riskier than investing in larger companies with more diverse product lines and structured management. ~~Smaller~~ Mid-sized companies may have ~~no or~~ relatively short operating histories or may be newer public companies. Some of these companies have more aggressive capital structures, including higher debt levels, than large-cap companies, or are involved in rapidly growing or changing industries and/or new technologies, which pose additional risks.

Statutory Prospectus

8.

The “Description of Principal Investment Risks” section on page 8 of the prospectus includes “Short Sale Risk,” but short sales are not mentioned as a principal investment strategy of the Fund. Please harmonize this disclosure.

Comment accepted. Short sales are not a principal investment strategy of the Fund. Accordingly, the Registrant has removed that risk factor from the prospectus.

9.	In the response letter, please advise the Staff supplementally whether COVID-19 has affected the Adviser’s due diligence of sub-advisors.

Although precautions related to COVID-19 have interrupted in-person sub-advisor due diligence visits, due diligence of the Trust’s sub-advisors remains a robust and thorough process involving videoconferencing, the continued exchange and review of documents, and other electronic and telephonic means of gathering information and exercising oversight of the sub-advisors.

10.

Disclosure under the “Fund Management and Investment Style” section on page 11 of the prospectus states that “Oldfield’s portfolio is expected to be concentrated in 25 to 30 stocks.” Please confirm and clarify that this disclosure refers to the Fund.

Comment accepted. The Registrant has revised that disclosure as follows:

Oldfield~~’s~~ is expected to concentrate the Fund’s portfolio ~~is expected to be concentrated~~ in 25 to 30 stocks.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
PAUL HASTINGS LLP

cc:	Litman Gregory Fund Advisors, LLC